SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13 D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CVB Financial Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126600105

(CUSIP Number)

Arthur A. Coren, Esq. Duane Morris LLP 865 South Figueroa Street, Suite 3100 Los Angeles, California 90017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2020**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Reporting Persons became the holders of more than 5% of the Issuer’s outstanding shares of common stock as a result of share repurchases by the Issuer during 2020.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126600105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Marital Trust Under The George Borba Family Trust 306379794

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 4,599,439

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 4,599,439

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,599,439

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%*

14.	Type of Reporting Person (See Instructions) OO

* Based on a total of 135,505,605 shares outstanding as of October 30, 2020 per the Issuer.

CUSIP No. 2126600105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Borba Children’s Holding Trust 466388658
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,277,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,277,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,277,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%*

14.	Type of Reporting Person (See Instructions) OO

* Based on a total of 135,505,605 shares outstanding as of October 30, 2020 per the Issuer.

CUSIP No. 12126600105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Linda Borba Gourdikian

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 28,547

		8.	Shared Voting Power 6,924,064*

		9.	Sole Dispositive Power 28,547

		10.	Shared Dispositive Power 6,924,064*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,952,611

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%**

14.	Type of Reporting Person (See Instructions) IN

FOOTNOTES:

* Shared voting and dispositive power includes 4,599,439 shares held by The Marital Trust under The George Borba Family Trust, as to which Ms. Borba Gourdikian is a successor co-trustee with shared voting and dispositive power; and 2,277,000 shares held by The Borba Children’s Holding Trust of which Ms. Borba Gourdikian is a co-trustee with shared voting and dispositive power. Also includes 47,625 shares held by the Gourdikian Family Trust of which Ms. Borba Gourdikian and her husband are co-trustees and beneficiaries. Ms. Borba Gourdikian disclaims beneficial ownership of the shares held by The Marital Trust under The George Borba Family Trust and The Borba Children’s Holding Trust, except to the extent of her distributable interest in The Borba Children’s Holding Trust.

** Based on a total of 135,505,605 shares outstanding as of October 30, 2020 per the Issuer.

CUSIP No. 12126600105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George A. Borba, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,203*

	8.	Shared Voting Power 6,876,439**

	9.	Sole Dispositive Power 30,203*

	10.	Shared Dispositive Power 6,876,439**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,906,642

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%***

14.	Type of Reporting Person (See Instructions) IN

FOOTNOTES:

* Sole voting and dispositive power includes 288 shares held as custodian for minor children. Also includes 4,683 restricted shares.

** Shared voting and dispositive power includes 4,599,439 shares held by The Marital Trust under The George Borba Family Trust, as to which George Borba, Jr. is a successor co-trustee with shared voting and dispositive power; and 2,277,000 shares held by The Borba Children’s Holding Trust of which George Borba Jr. is a co-trustee with shared voting and dispositive power. Mr. Borba disclaims beneficial ownership of the shares held by the Marital Trust under The George Borba Family Trust and The Borba Children’s Holding Trust, except to the extent of his distributable interest in The Borba Children’s Holding Trust.

*** Based on a total of 135,505,605 shares outstanding as of October 30, 2020 per the Issuer.

Item 1.	Security and Issuer

The class of securities to which this statement relates is the Common Stock (the “Common Stock”) of CVB FINANCIAL CORP. (the “Issuer”), the principal executive offices of which are located at 701 N. Haven Ave., Ste. 350, Ontario, CA 91764.

Item 2.	Identity and Background
	(a)	This statement is filed jointly by: the Marital Trust under the George Borba Family Trust, of which George A. Borba, Jr. and Linda Borba Gourdikian are co-trustees; The Borba Children’s Holding Trust dated December 4, 2012, of which George A. Borba, Jr. and Linda Borba Gourdikian are co-trustees; and George A. Borba, Jr. and Linda Borba Gourdikian, as individuals.

	(b)	701 N. Haven Ave., Ste. 350 Ontario, CA 91764.
	(c)	George A. Borba, Jr. is a dairy farmer and currently serves as President of Belonave Dairy and 5 Mile Ranch LLC, 14461 Taft Highway, Bakersfield, California. Linda Borba Gourdikian is a private investor.
	(d)	None.
	(e)	None.
	(f)	United Stated of America.
Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons acquired their shares of Common Stock using personal funds.
Item 4.	Purpose of Transaction

The Reporting Persons have no plans or proposals which relate to or would result in any action described in this Item, other than (a) purchases and other acquisitions of securities from time to time for investment purposes, and (b) sales, gifts and other dispositions of securities from time to time in the ordinary course.

Item 5.	Interest in Securities of the Issuer

(a)

George A. Borba Jr. has shared voting and dispositive power with respect to 4,599,439 shares held by The Marital Trust under The George Borba Family Trust, as to which Mr. Borba is a successor co-trustee; and 2,277,000 shares held by The Borba Children’s Holding Trust of which Mr. Borba is a co-trustee. Mr. Borba has beneficial ownership of, and sole voting and dispositive power with respect to, 29,915 shares held personally by him, which includes 4,683 restricted shares. Mr. Borba also has sole voting and dispositive power with respect to 288 shares held by Mr. Borba as custodian for minor children. Mr. Borba disclaims beneficial ownership of the shares held by The Marital Trust under The George Borba Family Trust and The Borba Children’s Holding Trust, except to the extent of his distributable interest in The Borba Children’s Holding Trust, and also disclaims beneficial ownership of the 288 shares held as custodian for minor children. The foregoing shares, in the aggregate, represent 5.1% of the Issuer’s 135,505,605 shares outstanding as of October 30, 2020 per the Issuer. The 29,915 shares held personally by Mr. Borba represent 0.0% of the Issuer's 135,505,605 shares outstanding as of October 30, 2020 per the Issuer.

 Linda Borba Gourdikian has shared voting and dispositive power with respect to 4,599,439 shares held by The Marital Trust under The George Borba Family Trust, as to which Ms. Borba Gourdikian is a successor co-trustee; 2,277,000 shares held by The Borba Children’s Holding Trust of which Ms. Borba Gourdikian is a co-trustee; and 47,625 shares held by the Gourdikian Family Trust of which Ms. Borba Gourdikian and her husband are co-trustees and beneficiaries. Ms. Borba Gourdikian has a beneficial ownership interest in the 47,625 shares held by the Gourdikian Family Trust, but disclaims beneficial ownership of the shares held by The Marital Trust under The George Borba Family Trust and The Borba Children’s Holding Trust, except to the extent of her distributable interest in The Borba Children’s Holding Trust. Ms. Borba Gourdikian has beneficial ownership of, and sole voting and dispositive power with respect to, 28,547 shares held personally by her. The foregoing shares, in the aggregate, represent 5.1% of the Issuer’s 135,505,605 shares outstanding as of October 30, 2020 per the Issuer. The 47,625 shares held by the Gourdikian Family Trust and the 28,547 shares held personally by Ms. Borba Gourdikian represent, in the aggregate, 0.1% of the Issuer's 135,505,605 shares outstanding as of October 30, 2020 per the Issuer.

The Marital Trust under The George Borba Family Trust, as to which Mr. Borba and Ms. Borba Gourdikian are successor co-trustees, has sole voting and dispositive power with respect to 4,599,439 shares, representing 3.4% of the Issuer's 135,505,605 shares outstanding as of October 30, 2020 per the Issuer.

The Borba Children’s Holding Trust, as to which Mr. Borba and Ms. Borba Gourdikian are successor co-trustees, has sole voting and dispositive power with respect to 2,277,000 shares, representing 1.7% of the Issuer's 135,505,605 shares outstanding as of October 30, 2020 per the Issuer.

	(b)	Item 2 and Item 5(a) are incorporated herein by reference.
	(c)	The Reporting Persons have not effected any transactions in the Common Stock within the past sixty days.
	(d)	Not applicable.
	(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dolores S. Borba, the mother of George A. Borba, Jr. and Linda Borba Gourdikian, has the right to receive dividends on shares held by The Marital Trust under the George Borba Family Trust during her lifetime. Other than that, and apart from the marital relationship which exists between George A. Borba, Jr. and his wife, and Linda Borba Gourdikian and her husband, and Mr. Borba and Ms. Borba Gourdikian's relationship as co-trustees of The Marital Trust under The George Borba Family Trust and The Borba Children’s Holding Trust, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7	Material To Be Filed as Exhibits

Exhibit 99. Joint Filing Agreement, dated February 8, 2021, by and among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Marital Trust Under The George Borba Family Trust

Date: February 5, 2021	By:	/s/ George A. Borba, Jr.
George A. Borba, Jr., Co-Trustee

Date: February 8, 2021	By:	/s/ Linda Borba Gourdikian
Linda Borba Gourdikian, Co-Trustee

The Borba Children’s Holding Trust

Date: February 5, 2021	By:	/s/ George A. Borba, Jr.
George A. Borba, Jr., Co-Trustee

Date: February 8, 2021	By:	/s/ Linda Borba Gourdikian
Linda Borba Gourdikian, Co-Trustee

Date: February 5, 2021		/s/ George A. Borba, Jr.
George A. Borba, Jr., individually

Date: February 8, 2021		/s/ Linda Borba Gourdikian
Linda Borba Gourdikian, individually